15045695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 West Putnam Avenue
(No. and Street)

Greenwich	Connecticut	06850-5203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A M Moody III 203-783-4400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A M Moody III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2014
(with supplementary information)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The schedule of computation of net capital pursuant to the SEC uniform net capital rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of computation of net capital pursuant to the SEC uniform net capital rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 17, 2015

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	**$ 99,431**
Accounts receivable	**120,993**
Prepaid expenses	**18,031**
Total assets	**$ 238,455**
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Accounts payable	
	$ 66,287
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	**1,000**
Capital in excess of par	**150,856**
Retained earnings	**694,437**
Less: Due from Parent	**(674,125)**
Total shareholder's equity	**172,168**
Total liabilities and shareholder's equity	**$ 238,455**

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2014

	Common Stock		Capital In Excess of Par	Retained Earnings	Due From Parent	Total Shareholder's Equity
	Shares	Amount				
Balance, January 1, 2014	1,000	$ 1,000	$ 150,856	$ 623,984	$ (641,322)	$ 134,518
Allocation of expenses from Parent					106,397	106,397
Income tax payable to Parent					12,800	12,800
Payments to Parent					(152,500)	(152,500)
Receipts from Parent					500	500
Net income				70,453		70,453
Balance, December 31, 2014	1,000	$ 1,000	$ 150,856	$ 694,437	$ (674,125)	$ 172,168

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 70,453
Adjustments to reconcile net income to net cash provided by operating activities:	
Allocation of expenses from Parent	106,397
Income tax payable to Parent	12,800
Changes in operating assets and liabilities:	
Accounts receivable	(27,889)
Prepaid expenses	(2)
Accounts payable	(33)
Net cash provided by operating activities	161,726
Cash flows from financing activities:	
Payments to Parent	(152,500)
Receipts from Parent	500
Net cash used in financing activities	(152,000)
Net increase in cash	9,726
Cash - beginning of year	89,705
Cash - end of year	$ 99,431
Supplemental disclosure:	
Income taxes paid	$ 300

See notes to financial statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2014

NOTE A - DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Wright Investors' Service Holdings, Inc., a publicly traded company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer in Puerto Rico and every state except Alaska and Hawaii.

The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Revenue recognition:

The Company earns revenue by providing underwriting and distribution services to affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets. Expense limitation agreements are in effect with affiliated funds pursuant to which the Company has agreed to waive all or a portion of their fees and reimburse expenses to the extent that total annual operating expenses of the funds, as defined, exceed a percentage of their average daily net assets. Affiliated fund revenue is shown net of fund waivers.

Commission revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. Commission revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non- affiliated funds.

[3] Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

[4] Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2014, no allowance was considered necessary.

NOTE C - RELATED PARTY TRANSACTIONS

An officer of the Company is also an officer of the affiliated mutual funds.

NOTE C - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company advances funds on an as-needed basis to TWC. These advances are noninterest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be re-paid and will ultimately be distributed as a dividend to TWC.

The Company has an expense sharing arrangement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2014, TWC allocated approximately $129,197 of expenses to the Company, which was offset against the balance due from TWC.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital and minimum net capital requirements of $33,144 and $5,000, respectively, and a net capital ratio of 2 to 1.

The Company claims exemption from the provisions of SEC's Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption described in paragraph (k)(1).

NOTE E - INCOME TAXES

The Company is included in the consolidated federal income tax return of Wright Investors' Service Holdings, Inc. and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC however, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes charged as payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2014, the Company had no deferred tax assets or liabilities and as of December 31, 2013 the Company had a deferred tax asset of $6,000 attributable to its federal and state net operating loss carryforwards computed on a separate company basis which was fully offset by a valuation allowance. All of the Company's federal and state net operating loss carryforwards were utilized during the year ended December 31, 2014.

The Company's income tax expense for the year ended December 31, 2014 consisted of federal income taxes of $7,900 and state income taxes of $5,200. The Company's effective tax rate of approximately 16% differed from the statutory federal tax rate of 34% mainly because of state income taxes, graduated corporate tax rates and the utilization of the Company's net operating loss carryforward, for which a valuation allowance had previously been provided.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2014. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2011 are no longer subject to examination by taxing authorities.

SUPPLEMENTARY INFORMATION

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1
December 31, 2014

Total shareholder's equity	**$ 172,168**
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	**120,993**
Prepaid expenses	**18,031**
Total deductions and/or charges	**139,024**
Net capital	**33,144**
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	**5,000**
Excess of net capital over minimum requirements	**$ 28,144**
Total aggregate indebtedness	**$ 66,287**
Required minimum net capital (greater of 6.67% of total aggregate indebtedness ($4,421) or $5,000)	**$ 5,000**
Ratio of total aggregate indebtedness to net capital	**2.0 to 1**

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2014 computation of net capital reported to FINRA.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1528**************************MIXED AADC 220
029579 FINRA DEC
WRIGHT INVESTORS SERVICE DISTRIBUTORS INC
440 WHEELERS FARMS RD
MILFORD CT 06461-9133

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid		( )
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		< 150 >
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ < 150 >
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of January, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 548,077

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 548,077

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 548,077

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wright Investors' Service Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

New York, NY
February 17, 2015

Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer-subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F. R.§ 240.15c3-3 (k1).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k) throughout the year ended December 31, 2014, without exception.

Wright Investors' Service Distributors, Inc.

I, A.M. Moody III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Bv: A.M. Moody III

Title: President, CCO, CFO (FinOps)

February 13, 2015

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Wright Investors' Service Distributors, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 17, 2015